UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 15, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Digital Realty Trust, L.P.

File No. 000-54023 - CF#27328

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Digital Realty Trust, L.P. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10 filed on June 25, 2010, as amended.

Based on representations by Digital Realty Trust, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 10.2   through August 30, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Assistant Director